July 25, 2011	Paul D. Chestovich Direct Phone: 612-672-8305 Direct Fax: 612-642-8305 Paul.Chestovich@maslon.com

SUBMITTED VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)

Registration Statement on Form S-1

Filed June 14, 2011

File Number 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated July 11, 2011 (the “Comment Letter”) with respect to the Registration Statement on Form S-1, SEC File No. 333-174887, filed by the Company on June 14, 2011 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that are marked to indicate changes from the Registration Statement filed on June 14, 2011.

FORM S-1

General

1.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company’s logo, which is set forth on the cover page and again on page iii of the prospectus, is the only graphic, visual or photographic information that the Company intends to include in the printed prospectus. If

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

the Company subsequently determines to use any additional graphic, visual or photographic information in the prospectus, we will provide you with proofs. In that circumstance, the Company acknowledges that the Commission’s staff may have comments regarding this material.

2.	Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K.

RESPONSE: We confirm that we plan to file all exhibits as promptly as possible and in any event prior to requesting acceleration of the Registration Statement’s effective date. Several of the agreements that are referenced in the exhibit table have not been formally entered into or finalized by the parties. We presently expect to have all of the exhibits finalized within the next two weeks. We acknowledge that the Commission’s staff may have additional comments based on its review of these exhibits.

3.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

RESPONSE: We acknowledge your comment and have made general revisions throughout Amendment No. 1 that we believe address your comments.

4.	Please explain why you believe that GWG Holdings, Inc. is not an investment company under the Investment Company Act of 1940.

RESPONSE: The relevant portions of the Investment Company Act of 1940 (the “1940 Act”) provide that an investment company is any issuer that:

. . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; . . . . . [and] which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

unconsolidated basis. (emphasis added). See Section 3(a)(1)(A) and (C).

In this case, the Company is not an investment company under the 1940 Act because it does not invest, reinvest or trade in “securities,” and does not hold investment securities that exceed 40% of the Company’s total assets. As described below, our conclusion is based on (1) the plain text of the 1940 Act (and, by analogy, the Securities Act of 1933, or the “1933 Act”), (2) exemptions to the definition of “security” that have always expressly existed under the 1933 Act, and (3) the fact that the life insurance policies and the transactions in which they are purchased by the Company fail the “investment contract” analysis under the test proponed by the U.S. Supreme Court in SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (“Howey”). Our analyses in these regards is set forth below.

1. Plain Language. The 1940 Act does not expressly define life insurance policies as “securities” for purposes of the 1940 Act. In addition, the federal Securities Act of 1933 (the “1933 Act”) contains an identical definition of “security” that also does not expressly include life insurance policies. Because life insurance policies are not included in the definition of “securities” under these federal securities laws, the policies purchased and owned by the Company do not constitute “securities” for purposes of the 1940 Act.

2. Traditional Life Insurance Exemption. Section 3(a)(8) of the 1933 Act provides that that act does not apply to “[a]ny insurance or endowment policy or annuity contract or optional annuity contract, issued by a corporation subject to the supervision of the insurance commissioner, bank commissioner, or any agency or officer performing like functions, of any State or Territory of the United States or the District of Columbia.” In this case, the life insurance policies purchased and held by the Company have been issued by insurers subject to the regulations of the applicable state insurance department or agencies, and therefore the policies would most likely be exempt from the provisions of the 1933 Act under Section 3(a)(8).

We are aware that, despite this broad exemption, the U.S. Supreme Court has found that some insurance-related products marketed as insurance polices are not, in fact, exempted insurance policies for purposes of the 1933 Act, but are rather “investment contracts” under the 1933 Act.1 Essentially, the Court has

[1]	SEC v. United Benefit Life Insurance Company (UBLIC), 387 U.S. 202 (1967) (holding that certain accumulation provisions in a “Flexible Fund” insurance-related product made the product an investment

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

determined that insurance policies where a policyholder is not promised a fixed return, thereby not requiring the company that issues the policy to bear a significant investment risk when issuing the policy (e.g., a variable annuity), should be treated as “investment contracts” under the 1933 Act instead of traditional insurance policies—which, as noted above, are exempt from the application of the 1933 Act.2

Similarly, the Court found that when an insurer does not offer a fixed amount of savings and instead “promises to serve as an investment agency and allow the policyholder to share in its investment experience,” the insurance-related product should be treated as an “investment contract” under the 1933 Act instead of an exempted insurance policy.3 The Court’s analyses and discussions in these cases, separating new types of insurance products that contain variable payments to policyholders and involve investment risks to the policyholder from the definition of traditional insurance policies, supports the conclusion that traditional insurance policies are not securities and therefore are not subject to the federal securities laws, including the 1940 Act.

Because the Company’s business only involves the purchase of non-variable life insurance policies, the Company should not be seen as investing in securities for purposes of the 1933 Act. In this regard, because the Company must invest in “securities” in order to become an “investment company” under the 1940 Act, the Company should not be considered to be an investment company for purposes of the 1940 Act.4

3. Investment Contract Analysis. Both the 1933 Act and 1940 Act include “investment contract” in their respective identical definitions of what constitutes a “security.” The rules and analysis for whether an investment or transaction constitutes an “investment contract” are analyzed under the four-part test set forth by the Supreme Court in Howey.5 In Howey, the Court said contract under the 1933 Act); SEC v. Variable Annuity Life Insurance Co. (VALIC), 359 U.S. 65 (1959) (holding that variable annuities are investment contracts under the 1933 Act).

[2]	VALIC, 359 U.S. 65 (1959). 6 UBLIC, 387 U.S. 202 (1967).
[3]	UBLIC, 387 U.S. 202 (1967).
[4]

We further note that the SEC issued a no-action letter to Morgan Stanley & Company, made publicly available on April 10, 1986, that provides that the SEC staff would not recommend enforcement action under the 1940 Act for failure to register as an investment company if Morgan Stanley & Company engaged in behavior similar to the Company by purchasing “agreements” exempt from the application of the 1933 Act under Section 3(a)(8), the insurance policy exemption described above.

[5]

We note that the Howey case arose under the 1933 Act and not the 1940 Act. Nevertheless, as noted, both the 1933 Act and the 1940 Act include “investment contract” in their respective definitions of what constitutes a “security.” In addition, we are not aware of any authority suggesting that “investment contract” analysis under the 1940 Act would be any different from that under the 1933 Act. Therefore, we believe the rules and analysis set forth in Howey and its progeny are appropriate for this matter.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

that an investment contract is a security under the 1933 Act if the investors: (a) invest money, (b) with the expectation of profits, (c) from a common enterprise, that (d) depends on the efforts of others.

In SEC v. Life Partners, Inc. 6 (“Life Partners”), the District of Columbia Circuit Court of Appeals held that viatical settlements are not “investment contracts” (and therefore not “securities”) under the 1933 Act because they fail to meet Howey’s four-part test. That case involved the fractionalization of direct interests in viatical settlements (i.e., in the life insurance policies themselves). In applying the test, the court found that this investment structure, bringing multiple investors together to purchase insurance contracts, satisfies the first and third prongs of the Howey test (i.e., an investment of money and a common enterprise). The court further found that each purchaser expected to make a profit by doing so, and therefore met the second part of the Howey test. However, the court in Life Partners held that the issuer did not meet the final prong of the Howey test because the profits were not generated entirely by the effort of others. The court found that the profits in Life Partners were generated passively by the death of the insured, and that any efforts by the issuer prior to the creation of the investment contract, or clerically done after the creation of the investment contract, were not relevant in determining how the profits were generated because the pre-contract and clerical efforts were represented in the initial price of the investment contract and did not effect the value of the investment contract once it was created. In sum, only in time would the insured pass away and make the investment profitable.

In SEC v. Mutual Benefit Corp. (“Mutual Benefit”), however, the Eleventh Circuit Court of Appeals found that an investment in a fractionalized viatical settlement was an investment contract that met all four prongs of the Howey test under the 1933 Act.7 In that case, the court took the position that “[s]ignificant pre-purchase managerial activities undertaken to insure the success of the investment may [may] also satisfy Howey.” Because of this rationale, the court viewed the significant work that went into choosing the insurance policies to purchase, evaluating the medical status of the insured after the policy was purchased, paying the premiums, and managing certain escrowed funds, as sufficient efforts to satisfy the fourth prong of the Howey test.

In this case, as described in the analysis below, the facts are distinguishable from Mutual Benefit. The facts are also distinguishable from the facts in Life

[6]	87 F.3d 536 (D.C. Cir. 1996).
[7]	408 F.3d 737 (11th Cir. 2005).

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

Partners, on which the court relied to determine that the policies in that case met several prongs of the Hower test. As a consequence, we do not believe that the life insurance policies that the Company purchases, holds and sells are not properly considered “investment contracts,” and, as a result, we believe that the Company is not an investment company under the 1940 Act. Our application of the four prongs of the Howey test is set forth below.

(A) Investment of Money. In this case, while there is an investment of money in the Company, that investment is through a traditional security, a debenture, that is not part of the life settlement transaction or the purchase of the life insurance policies. Although the debentures (and the earlier debt issued by the Company’s subsidiary) are secured by collateral that includes some of the Company’s life insurance policies, the debentures (like the earlier debt issued by the Company’s subsidiary) are general obligations of the issuer. No investor in the Company or any of its subsidiaries have ever made a direct investment in any life insurance policies (as was the case in Life Partners and Mutual Benefit). Instead, they have invested in the Company’s overall business. In other words, Company investors have never been and will not be involved in the life settlement transactions undertaken by the Company through “fractionalization” of the purchased policies or otherwise. The investments made by investors in the Company are wholly separate from the life settlement transactions conducted by the Company. For this reason, we do not believe that the first prong of the Howey test is properly met.

(B) Expectation of Profit. When the Company purchases a life insurance policy in a life settlement transaction, it pays a price that is less than the death-benefit payment with the expectation of making a profit when the insured dies. In this way, the second prong of the Howey test can be said to be met.

(C) Common Enterprise. With respect to the third prong of the Howey test, we note that various courts interpreting Howey have employed any one or combination of the “horizontal commonality” or “vertical commonality” concepts to determine the presence of a “common enterprise” or “commonality.” The concept of “horizontal commonality” focuses on the relationship among investors and requires a pooling of investors’ contributions and distribution of profits and losses on a pro-rata basis among investors. See Stenger v. R.H. Love Galleries, 741 F.2d 144 (7th Cir. 1984); Newmyer v. Philatelic Leasing; Ltd., 888 F.2d 385, 394 (6th Cir. 1989). “Horizontal commonality” is the tying of each individual investor’s fortunes to the fortunes of the other investors through the pooling of assets, usually combined with the pro-rata distribution of profits. See Hart v. Pulte Homes of

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

Michigan Corp., 735 F.2d 1001, 1004 (6th Cir. 1984). By its terms, this test excludes transactions involving only one investor.

The concept of “vertical commonality” focuses on the relationship between an investor and the promoter, and requires the mutual dependence of the fortunes of the investor and the promoter. Case law states that vertical commonality requires the fortunes of the investor to be “interwoven with and dependent on the efforts and success of those seeking the investment or of third parties.” Villeneuve v. Advanced Business Concepts Corp., 698 F.2d 1121, 1124 (11th Cir. 1983), affd en banc, 730 F.2d 1403 (1984). Case law indicates that vertical commonality comes in two varieties: “broad” and “strict.” Broad vertical commonality focuses on the relationship between an investor and the promoter and requires the investor’s dependence on the promoter’s expertise. Courts adhering to this view consider whether the investor’s realization of profits is inextricably tied to the promoter’s effectiveness and skill. To establish “broad vertical commonality,” the fortunes of the investors must be linked only to the efforts of the promoter. See Long v. Shultz Cattle Co., Inc., 881 F.2d 129, 140-41 (5th Cir.1989). In contrast, strict vertical commonality requires that the fortunes of investors be tied to the fortunes of the promoter. See Brodt v. Bache & Co., Inc., 595 F.2d 459, 461 (9th Cir. 1978).

In applying Howey’s common enterprise prong to this case, none of the three common enterprise formulations appear to apply to the life insurance policies or the transactions in which they are purchased. First, there is only a single investor in those policies—the Company—so no horizontal commonality appears to exist. Second, there is no broad vertical commonality in this situation because once the owner of the policy has sold the policy to the Company there is no reliance on the Company’s skill. Alternatively, if one were to consider the insured/owner as the “promoter” in this case, again there are no skills required on the part of the owner of the policy once it has been purchased by the Company. Third, there is no strict vertical commonality in which the investor’s realization of profits is inextricably tied to the promoter’s fortunes. Simply put, once the cash payment has been made to the owner of a life insurance policy, the transaction is complete, and the owner of the policy has no economic interest in the transaction thereafter. Based on the foregoing, we believe that the life insurance policies and transactions in which they are purchased by the Company fail the third prong of the Howey test.

(D) Efforts of Others. When considering whether the Company would meet the fourth prong of the Howey test, the weight of authority appears to be that the efforts of the promoter/issuer must be at least significant and

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

predominant.8 Importantly, the Supreme Court in Howey required the work to earn profits be done “solely” by others. Finally, we note that sole authority for the proposition that pre-investment efforts can be properly considered for purposes of the fourth prong of the Howey test is the Mutual Benefit case. However, the opinion in that case actually cites the dissenting opinion in Life Partners as authority for the principle that pre-investment efforts may be sufficient to satisfy the Howey test. Clearly, this is no authority at all. Furthermore, we believe that Mutual Benefit is distinguishable in the sense that Mutual Benefit (i) involved the fractionalization of policies to sell directly to investors (as opposed to selling general obligations of the issuer, as is the case here), (ii) involved an issuer that was doing a significant amount of work verifying the medical status of the insured after the policy was purchased, (ii) involved an issuer otherwise engaging in significant work to manage escrow funds (because it had not been successful in predicting the average life spans of insureds), and (iv) appeared to have not been honest with its investors. None of these facts are consistent with the business engaged in by the Company.

In particular, because the Company is not fractionalizing life insurance policies as part of its business, the Company itself can be properly viewed as the “investor” in the life settlement transaction in which the related policy is acquired. And, consistent with the rationale and holding in Life Partners, the Company’s prospect for profit is in no way dependent on efforts of the insured (the seller of the life insurance policy). In light of these facts, we believe that the fourth prong of the Howey test is not met.

In sum, because the instruments actually purchased, held or sold by the Company should determine whether the Company meets the definition of “investment company” under the 1940 Act, and the Company purchases, holds and sells only whole unaltered non-variable life insurance policies, and does not fractionalize interests in those policies in the course of raising capital or consummating purchases of such policies (and does not otherwise permit Company investors to directly participate in the purchase of policies; instead offering and selling them a general obligation and traditional security), we believe that the Company is not an investment company subject to the 1940 Act.

[8]	SEC v. International Loan Network Inc., 968 F.2d 1304 (D.C. Cir. 1992) (requiring profits to be generated “predominantly” from efforts of others); Goodman v. Epstein, 582 F.2d 388 (7th Cir. 1978) (profits predominately from others efforts); SEC v. Koscot Interpplanetary, Inc., 497 F.2d 473 (5th Cir. 1974) (clerical efforts not enough); SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476 (9th Cir. 1973) (efforts of others must be significant).

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

Cover Page

5.	You disclose that the debentures will be sold with varying maturity terms, interest rates and frequency of interest payments, all as set forth in this prospectus and in supplements published from time to time. Please revise your cover page, Prospectus Summary, Description of the Debentures and elsewhere throughout your registration statement to clearly disclose the specific terms each of the debentures which you intend to sell pursuant to this prospectus. Prior to the effectiveness of your registration statement, your filing will need to specifically state for each debenture you are seeking to offer in this transaction:

a. The maturity date;

b. The interest rate;

c. The terms of payment for the interest payments; and

d. The total amount of that type of debenture you intend to offer.

As you are not eligible to conduct a delayed offering under Rule 415 of the Securities Act, you are not permitted to omit the terms of the securities to be offered unless the omission of such information is specifically contemplated by Rule 430A, such as the public offering price.

RESPONSE: The Company has have revised the prospectus to more clearly disclose the specific terms of the debentures to be offered, most of which were already specified in the initial Form S-1:

Maturity. The exact lengths of maturity for each debenture offered are specified under “Prospectus Summary – The Offering – Maturity” on page 8, “Description of the Debentures – Denomination” starting on page 65 and elsewhere in the prospectus.

Interest Rate. On page (i) following the cover page, following the table of net proceeds, the Company has added a table showing the initial interest rates for each length of maturity. As specified under “Prospectus Summary – The Offering – Interest Rates” on page 8, “Description of the Debentures – Interest Rate” on page 71 and elsewhere in the prospectus, the Company intends to file prospectus supplements disclosing the then-current interest rate for each length of maturity. The interest rates will vary depending on market interest rates for debentures of such maturities.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

Terms of Payment for Interest Payments. The precise terms of payment for interest payments on the debentures are specified under “Prospectus Summary – The Offering – Interest Payments” on page 8, “Description of the Debentures – Payments on the Debentures; Paying Agent and Registrar” starting on page 71 and elsewhere in the prospectus. As described, investors may select the frequency of payment, the dates are specified, etc.

Amounts to be Sold. The Company has specified the title and the maximum amount of debentures to be registered on the cover page of the prospectus as required by Item 501 of Regulation S-K. The terms of the debentures offered are substantially identical except for their maturity dates and interest rates. The Company has not specified the amount of each maturity of debenture it is offering, as this would not be practicable. The principal amount to be sold for each maturity length of debenture will depend on market conditions and investor demand throughout the continuous offering of the debentures.

Compliance with Rule 415. As we discussed on the telephone with Ms. Jennifer Riegel of the Staff on July 14, 2011, we believe the Form S-1 as amended is fully in compliance with Rule 415(a)(1)(ix) under the Securities Act of 1933: the registration statement pertains only to securities the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness. As stated on the cover page of Form S-1, the offering of debentures by the Company will commence “as soon as possible after the effective date,” and the Company has advised us that the offering will commence immediately upon effectiveness. As stated on the cover page of the prospectus, under “Prospectus Summary – The Offering – Securities Offered” on page 8, and “Plan of Distribution” on page 84, the debentures are being offered “on a continuous basis.” The Company intends to offer and sell debentures under the registration statement for the foreseeable future, and certainly for a period in excess of 30 days.

We do not believe compliance with Rule 430A is necessary, as the Company is not omitting pricing information from the prospectus at the time of effectiveness. As stated above, the terms of the debentures will be stated in the prospectus at the time of effectiveness, other than the interest rates of debentures to be offered in future periods, which will be specified in prospectus supplements to be filed pursuant to Rule 424(b).

As we discussed with Ms. Riegel, the Company modeled the structure of this offering on medium-term note (MTN) programs. It is our understanding that MTN programs have long been used to register a group of securities having

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

different maturities, and having interest rates that change from during the course of the continuous offering based on market conditions. See Johnson and McLaughlin “Corporate Finance and the Securities Laws,” at page pages 8-66 to 8-66.1. That treatise reports at page 8-69 that some MTN programs are registered on Form S-1 by registrants that are not eligible to use Form S-3.

Please note that one example of such an MTN program we reviewed was the Form S-1 of Consumer Portfolio Services, Inc. (CPSI), Regisration number 333-168976. That issuer is presently conducting an MTN program. As with the Company’s prospectus, that company specified various maturity lengths, with initial interest rates specified in the prospectus. We are aware that CPSI’s Form S-1 was reviewed by the Staff, including comments concerning compliance with Rule 415. The Staff allowed that Form S-1 to become effective. The Company acknowledges that the CPSI determination is in no way binding on the Staff, which must make its own determination in this case; however, we hope this example will serve as a helpful example.

We also direct the Staff’s attention to the Form S-1 filed by LendingClub Corporation, Registration number 333-151827. The structure of that offering is different from the offering by the Company. However, we believe the LendingClub offering is still a helpful example of an continuous note offering program, registered on Form S-1, in which interest rates on various maturities of notes are provided in prospectus supplements on an ongoing basis (in the case of LendingClub, daily in many cases).

Prior Staff Guidance: Finally, we also note for you a former Rule 415 telephone interpretation (Telephone Interp. 22 under Rule 415, not subsequently consolidated into the Staff’s C&DIs; and see also Telephone Interp. 21) dealing with Rule 415(a)(1)(ix) continuous offerings under MTN programs. As the comment explains, once the pricing (in this case, the interest rates applicable to different maturity dates for the debentures) has been established, the offering becomes “continuous” in nature (not “delayed”), and subsequent pricing (i.e., interest rate) changes reflecting current market conditions are documented and effected pursuant to a supplement. The comment also explains that an MTN offering like this is “delayed” only when the pricing is not contained in the original “core” prospectus. As we have explained above, our offering will not be “delayed” in this regard since we intend to include initial pricing (i.e., interest rate) information in the prospectus prior to requesting effectiveness. For your convenience, a copy of this telephone interpretation is included with this letter.

6.	You disclose that you will periodically establish and change interest rates on unsold debentures offered pursuant to this prospectus. Please provide us with a detailed analysis which supports your conclusion that changing the interest rates on unsold debentures will not be a new security, the offering of which is required to be registered on a new registration statement. See Trust Indenture Act of 1939 CDI Question 101.02.

RESPONSE: We do not believe that changing the interest rates on unsold debentures will create a new security, the offering of which would be required to be registered on a new registration statement.

First, we do not believe Trust Indenture Act C&DI 101.02 is applicable. That interpretation relates to convertible notes for which the issuer proposed to change the interest rates of outstanding notes. The staff stated that such a change would not constitute new securities if the purpose of the change in interest rates was to discourage conversion of the outstanding notes. The staff

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

stated that additional changes to the debt securities may raise questions, but did not specify in the interpretation (1) the circumstances in which a new security might be found, (2) whether the interpretation would apply to other circumstances, such as where the interest rates on outstanding notes would remain unchanged, or (3) what the consequences would be if there were determined to be new securities.

Second, we have not found any authority that indicates that a new class of security is created by continuously offering otherwise identical debt securities at interest rates that vary based on market conditions.

Third, we believe Rule 10b-1(e) under the Trust Indenture Act is instructive. That rule provides that, for purposes of determining whether holders of securities should be considered to vote as a class, otherwise similar debt securities with differing interest rates or maturity dates will be considered to be of the same class:

“(e) A security shall be deemed to be of the same class as another security if both securities confer upon the holder or holders thereof substantially the same rights and privileges: Provided, however, That, in the case of secured evidences of indebtedness, all of which are issued under a single indenture, differences in the interest rates or maturity dates of various series thereof shall not be deemed sufficient to constitute such series different classes: And, provided further, That, in the case of unsecured evidences of indebtedness, differences in the interest rates or maturity dates thereof shall not be deemed sufficient to constitute them securities of different classes, whether or not they are issued under a single indenture.”

Fourth, once again, we point out that the Company’s offering is analogous to a continuous MTN offering, which by its nature involves debt securities with interest rates that vary depending on the date of issuance. Again, this is the type of program used by CPSI, LendingClub and other issuers, and new registration statements have not been required in any of those instances.

7.	Please revise your disclosure to name Arque Capital and each broker-dealer in the selling group as an underwriter here and on page 79. In addition, please revise your risk factor on page 19 to clarify that, consistent with other disclosures throughout the registration statement, this is a best efforts underwritten offering and Arque Capital is an underwriter of this offering.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

RESPONSE: We have made the revisions you requested in Amendment No. 1. See the insider cover page and the Plan of Distribution section commencing on page 84 of Amendment No. 1. These revisions reflect a change in the structure of our arrangement with Arque Capital pursuant to which Arque Capital and GWG Holdings are the sole parties to our underwriting agreement (captioned as a “Managing Broker-Dealer Agreement”), which permits Arque Capital to engage other selected dealers in its discretion in the course of offering and selling debentures.

8.	Please revise your disclosure to name each of your employees that are also registered representatives of Arque Capital and list each such person as an underwriter to the extent that they are acting as members of the selling group.

RESPONSE: We have identified the names of the Company’s employees who are also registered representatives of Arque Capital. Please see pages i and 84 of Amendment No. 1.

About This Prospectus, page ii

9.	You disclose that this prospectus contains summaries of certain other documents, which summaries are believed to be accurate, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto. Similarly, you disclose that to the extent there is any inconsistency between this prospectus and the indenture, the indenture shall prevail. Please revise these and other similar disclosures throughout the registration statement to clarify that the prospectus disclosure contains all material terms of the relevant agreements.

RESPONSE: We have revised the disclosures you identify, together with other similar disclosures, as you have requested. Please see page ii of Amendment No. 1.

Industry and Market Data, page 2

10.

We note that you have obtained market data and industry statistics from certain sources and other publicly available information. In order to eliminate the inference that you are not liable for all of the information in

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

your registration statement, please delete the statements, “we have not independently verified such data and make no representations as to the accuracy of such information” and “we believe our internal research is reliable but it has not been verified by any independent sources.”

RESPONSE: As requested, we have deleted the statements respecting our verification of data obtained from third parties, and the verification by third parties of our own independent internal research.

Prospectus Summary

Our Company, page 3

11.	On page 3, you disclose that since 2006, you have acquired over $1.4 billion in face value of life insurance policy benefits. On page 4, you disclose that as of March 31, 2011, you owned approximately $417 million in face value of life insurance policy benefits. From your disclosure on page 41, it appears that the additional $1 billion in face value of life insurance benefits that you no longer own related to a prior business purpose in 2006 through 2008. We note your disclosure that you have focused on a “buy and hold” strategy since 2008. If true, please revise your disclosure here and on page 39 to clarify.

RESPONSE: The figure quoted on page 3 includes purchases we made prior to adopting our current buy-and-hold strategy. In particular, our formation in 2006 was originally designed as a joint-venture with WestLB, AG, a large European commercial bank, for the purpose of purchasing, financing and ultimately securitizing life insurance policies acquired in the secondary market. As the prospectus indicates, we have acquired over $1.4 billion in face value of life insurance policy benefits since that date. However, in 2007 we engaged in a block sale of $300 million in face value of life insurance policy benefits arranged by WestLB. Then in 2008, we adopted a buy-and-hold strategy with respect to owning a portfolio of life insurance policies. When WestLB would not adopt this strategy with us, we sold the portfolio of $700 million in life insurance policy benefits that we had acquired in connection with borrowings from them. We had excluded this history in our prospectus because we did not feel it is material to an understanding of our business. In response to your comment, however, we have added a sentence in Amendment No. 1, page 4, clarifying that our buy-and-hold strategy began in 2008 after the sale of approximately $1 billion in face value of life

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

insurance policies. On page 42, we have simply deleted the reference to our aggregate face value amount of policy benefit purchases.

12.	As currently written, your summary focuses only the positive attributes of your business. The summary should provide a balanced presentation of the information presented in the body of the filing. Immediately following your discussion of your competitive strengths on page 5, please expand your disclosure to include a discussion of your challenges and risks. This new disclosure should be as prominent and detailed as your discussion of your competitive strengths.

RESPONSE: The Summary has been expanded on pages 5 and 6 of Amendment No. 1 to provide a balanced presentation that includes a discussion of the Company’s challenges and risks that is as prominent and detailed as the discussion of the Company’s competitive strengths.

The Offering, page 7

13.	Under “Renewal or Redemption at Maturity” on pages 8 and 68, you disclose that upon maturity, the debentures will be automatically renewed for the same term at the interest rate you are offering at that time to other investors with similar aggregate debenture portfolios for debentures of the same maturity, unless repaid upon maturity at your or their election. It appears that you contemplate that a post-effective amendment may need to be filed. Please expand your disclosure to disclose whether you may need to file a new registration statement if the interest rate is changed. See Trust Indenture Act of 1939 CDI Question 101.02.

RESPONSE: As set forth in our response to Comment 6, and for the reasons set forth therein, we do not believe that changing the interest rates on unsold debentures will create a new security, the offering of which would be required to be registered on a new registration statement. The company intends to file quarterly prospectus summaries disclosing the then-current interest rates on the various maturity lengths of the debentures. Once a year, the Company intends to file a post-effective amendment to the registration statement in order to included updated audited financial statements.

In connection with the renewal of debentures upon maturity, the Company will issue new debentures to the investors at the then-current interest rates for

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

newly issued debentures under the registration statement. As stated on pages 8 and 68, if the renewal is at a time when a new post-effective amendment has been filed but is not yet effective, the election period for the renewal will be extended until the post-effective amendment has been declared effective.

We note that this procedure is similar to that set forth in the Consumer Portfolio Services, Inc. registration statement referred to in our response to Comment 5. Again, we acknowledge that such registration statement does not have precedential effect on the Staff; however, we believe the comparison is relevant and instructive.

Because a new registration statement is not necessary, we believe the disclosures on the referenced pages are accurate.

Risk Factors, page 14

“We have a relatively limited history of operations and our earnings may be volatile…”, page 14

14.	Please expand your disclosure in this risk factor to disclose the amount of your net income/loss in your last two fiscal years and your last interim period in fiscal 2011 and 2010. Please also disclose the amount of your accumulated deficit in this risk factor.

RESPONSE: We have added a sentence in the risk factor to disclose our net loss for each of 2010 and 2009. As of December 31, 2010, we did not have an accumulated deficit, instead having total equity of $670,493. We have disclosed this fact in a second newly added sentence. We have also disclosed our net income from the first quarter of 2011 of $3,230,201, and our total equity as of that date, $3,391,548.

“The valuation of our principal assets on our balance sheet…”, page 14

15.	Please expand your disclosure in this risk factor and in the “Asset Diversification” bullet point on page 42 to disclose the percent of your total assets that your life insurance policies represent.

RESPONSE: Our life insurance policies represent approximately 91% of our total assets as of December 31, 2010. We have added disclosure to this effect in the cited risk factor and bullet point.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

“Our expected results from our life insurance portfolio may not match actual results…”, page 15

16.	You disclose that “rating agencies generally suggest that portfolios of life insurance policies consist of at least 300 lives to be diversified enough to achieve actuarial stability in receiving expected cash flows from underlying mortality.” We note that Standard & Poor’s indicated that statistical credibility is unlikely to be achieved with a pool of less than 1,000 lives. Please revise your disclosure here and on page 51 to disclose that Standard & Poor’s believes that a pool of at least 1,000 lives is necessary.

RESPONSE: We have reviewed the indications by Standard & Poor’s and have revised the risk factor to include their guidance as well as that of A.M. Best. We have also added reference to the Standard & Poor’s position on page 54 of the prospectus.

“We rely on debt financing for our business…”, page 15

17.	On page 34 you disclose that you presently expect that by 2014, the cash inflows from the receipt of policy benefits will exceed the premium obligations on the remaining life insurance policies held within the portfolio and you expect to begin servicing and paying down your outstanding indebtedness from these cash flows when you receive payments from the policy benefits. Please expand your disclosure here and on page 33 to disclose how this impacts the $42 million in principal amount on your revolving credit facility with a scheduled maturity date of July 15, 2013.

RESPONSE: We expect that we will be able to renew or replace the revolving credit facility before it comes due in July 2013. Until that time, we expect that payments we receive from life insurance policies owned by DLP Funding II will first be used to pay down the revolving credit facility, as required in the revolving loan agreement. We have added disclosure to this effect in the risk factor and on page 37 of the prospectus.

“Our business is subject to state regulation and changes in state laws and regulations governing our business…”, page 16

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

18.	On page 53, you disclose an order entered into with the Florida Department of Insurance and a settlement agreement with the Nevada Secretary of State, Securities Division. Please expand your disclosure in this risk factor and in the risk factor immediately following to disclose these orders and settlements and their effect on your business.

RESPONSE: We do not believe these orders will have any material effect on our business, and have stated as much in the revised disclosure on page 53 of Amendment No. 1.

“We rely on estimated rates of mortality for the actuarial assumptions we use when valuing life insurance policies…”, page 19

19.	You disclose that you have in fact experienced fewer mortalities than originally projected in the early stages of life insurance policy ownership, which has increased the capital you have needed for premium payments and reduced your anticipated return on those investments. Please revise your risk factor to quantify the number of policies on which you experienced fewer mortalities than originally projected, the difference between the projected mortality and the actual mortality rates, the increased capital needed for premium payments, and the reduction on your anticipated return on those investments.

RESPONSE: Our original disclosure respecting the Company experiencing fewer mortalities has been clarified in Amendment No. 1. In particular, the Company has not experienced any particular insured living beyond his or her life expectancy. Nevertheless, the Company has experienced lower-than-expected cashflows resulting from deaths using the “probabilistic method” of forecasting such cashflows. The probabilistic method of projecting cashflows from a pool of life insurance policies does not correlate to any particular life insurance policy, but rather correlates to the specifics of the policies contained in the relevant pool or portfolio.

This being the case, we are not able to directly respond to your requested information respecting specific numbers of policies, and projected and actual mortality rates, etc. Instead, we have attempted to clarify our disclosure in the risk factor.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

“We may not be able to raise all of the capital that we are seeking in this offering…”, page 19

20.	You disclose that while you plan to continue the offering in support of your overall business objectives, if you are unable to continue the offering for any reason, you expect that your business will be materially adversely affected and that you will need to seek capital from other sources. Please expand your disclosure here, in your “Prospectus Summary” and under “Use of Proceeds” to disclose the minimum amount of that you need to sell in this offering to support your overall business objectives.

RESPONSE: We have revised the risk factor to more accurately capture the risk we face with regard to capital raising. Specifically, we have clarified that our business would be materially and adversely affected if (i) we were unable to continue the offering and find alternative sources of capital, and (ii) the holders of our subsidiary secured notes failed to renew their notes in amounts materially consist with our prior renewal experience. In the absence of these two factors, we do not believe that we or our business would materially and adversely affected. Given these facts, we believe it is more appropriate to add similar disclosure in the MD&A section of the prospectus. In this regard, please see page 36 of the prospectus.

“We depend upon cash distributions from our subsidiaries…”, page 20

21.	Please quantify the percent of your total insurance policies, in terms of number of policies and total face amount, that are subject to a collateral arrangement with the agent to your revolving credit lender here and on page 64.

RESPONSE: We have made the revisions you requested in the risk factor and on page 69 of the prospectus. Essentially, 94% of our life insurance policies representing approximately 97% of the face value of policy benefits serve as collateral for our revolving credit lender.

“Subordination provisions contained in the indenture…”, page 20

22.

You disclose here and on page 73 that the indenture contains conditions, including a standstill period, prohibition on filing bankruptcy or insolvency and a prohibition on making payments when due if there is a default or an event of default. Please provide us with a detailed analysis

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

which supports your conclusion that these provisions do not conflict with Sections 316(b) and 317(a) of the Trust Indenture Act.

RESPONSE: We believe the subordination provisions contained in the indenture will be consistent with the Trust Indenture Act (TIA).

First, the indenture will be in compliance with Section 316(b) of the TIA. Section 316(b) of the TIA prohibits certain impairments on the rights of holders “without the consent of such holder.” As described on page 78 of the prospectus, the indenture will prohibit holders from receiving payments on account of the debentures while a senior debt default is continuing. The indenture will also limit the rights of holders, while a senior debt default is occurring, to take enforcement actions with respect to their debentures, commence an involuntary bankruptcy proceeding or take certain other actions. However, the indenture will include a provision to the effect that each holder of a debenture, by accepting such security, agrees to the subordination and standstill provisions contained in the indenture. This provision will satisfy the requirements of Section 316(b) by providing the consent of each holder to the restrictions. The Company has revised the disclosure on page 78 of the prospectus to describe this provision. The subscription agreement documenting the purchase and sale of a debenture will also expressly provide for this consent.

Second, the restrictions on assertion of rights by the trustee under the subordination provisions of the indenture will not violate Section 317(a) of the TIA. Subject only to the permitted contractual subordination provisions described above, the indenture will expressly grant to the trustee authority, without limitation, to (a) take action on behalf of holders of debentures in connection with an event of default to recover principal, unpaid interest, interest on unpaid principal and interest (to the extent lawful) and applicable costs of collection, and (b) file proofs of claim in any judicial proceedings on behalf of the holders of debentures.

“The collateral granted as security for our obligations under the debentures…”, page 21

23.	Please quantify the current value of the collateral granted as security for your obligations under the debentures here and on page 64.

RESPONSE: We have added the disclosure requested. Please see pages 23 and 69 of Amendment No. 1.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

“If a significant number of holders of our short-term subsidiary secured notes demand repayment…”, page 21

24.	Please expand your disclosure to disclosure the maturity dates and the renewal terms of the notes.

RESPONSE: We have added a short table and narrative to the risk factor disclosure describing both the maturities we expect during the current year through 2017 and explaining our historical renewal experience.

Use of Proceeds, page 25

25.	Please revise your disclosure to indicate the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained. This disclosure should quantify the amount to be used for each purpose at different levels of offering proceeds, including the portion of the proceeds that you will allocate to the purchase of new life insurance policies and expenses related to the acquisition of those policies. For example, disclose how proceeds would be used if 100%, 50%, 25% and 10% of the total maximum proceeds were received.

RESPONSE: The subject disclosure has been revised to provide that Company intends to use a substantial majority of the net proceeds from the sale of debentures to purchase life insurance policies in the secondary market and that the remaining balance would be used to supplement borrowings under our revolving credit facility in order to support the Company’s on-going operations. Although the “Use of Proceeds” section identifies other potential uses of proceeds from the offering, the Company cannot predict or specify with certainty the amounts or percentages that may be used for particular purposes. As such, the disclosure has been revised to state that management will have broad discretion in the application of these proceeds.

26.	Please quantify how much you will need to pay on premiums on life insurance assets you currently own over the next 5 years.

RESPONSE: The “Use of Proceeds” section on page 29 of Amendment No. 1 has been revised to quantify the Company’s aggregate premium obligations

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

over the next five years for life insurance policy assets that the Company currently owns.

27.	For the indebtedness that you intend to repay, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

RESPONSE: As set forth above in our response to Comment 25, the Company intends to use a majority of the net proceeds from the sale of debentures to purchase life insurance policies in the secondary market but cannot predict or specify with certainty the amounts or percentages of remaining net proceeds that may be used for particular purposes. The Company may elect to use a portion of the remaining net proceeds to repay indebtedness and, accordingly, the “Use of Proceeds” section has been revised to disclose the principal outstanding amounts and weighted-average interest rate for notes maturing within the next three years, which notes are most likely to be repaid upon maturity from proceeds of the offering. To the extent that indebtedness to be discharged was incurred within one year, the revised disclosure describes the use of the proceeds of such indebtedness (other than short-term borrowings used for working capital). Please note that the Company does not intend to repurchase any outstanding notes prior to their maturity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2010 Compared to 2009

Revenue, page 32

28.	Please revise your disclosure to discuss the changes in assumptions that resulted in the increase in the fair value of your life insurance policies of $8,501,322. You list several factors that impact the change in value. Separately quantify the change attributed to each factor and disclose how the assumptions changed during the period and why. Please provide similar disclosure for the Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

RESPONSE: The disclosure regarding the change in fair value of life insurance policies has been revised to clarify that the increase resulted solely from the change in discount rate. See page 35 of Amendment No. 1.

Liquidity and Capital Resources, page 33

29.	Based on your disclosure it appears that origination fees are used to cover operational expenditures and repay working capital loans. Please revise your disclosure to clarify if the origination fee is a separate transaction from the acquisition of the related policy or if the origination fee is netted against the purchase price of the policy. If the origination fee is netted, revise your disclosure to explain how the fee is used to cover expenses and repay loans. Also, it appears that origination fees are received only when a life insurance policy is purchased. Revise your disclosure to state, if true, that the purchase of any future life insurance policies and the receipt of any corresponding origination fees are dependent on the company’s ability to obtain external funding.

RESPONSE: The origination fee is a separate transaction from the purchase of the life insurance policy. Because the Company receives origination fees only when a policy is purchased, we have revised the subject disclosure to clarify that the Company’s purchase of future policies and receipt of related origination fees is dependent on its ability to obtain external funding. Please the first and fifth paragraph under the caption “Liquidity and Capital Resources.”

Cash Flows, page 34

30.	Please quantify the amount of payments you will be required to make over the next five years to cover the payment of premiums and servicing costs to maintain life insurance policies.

RESPONSE: A table setting forth the amounts required over the next five years to cover the payment of premiums and servicing costs to maintain life insurance policies has been added on page 37 of Amendment No. 1.

Business, page 39

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

31.	Please expand your disclosure on the bottom of page 39 to disclose the additional amount that you currently have available under your revolving credit facility. Based on your disclosure on page 33, as of March 31, 2011, you had $11.17 million available.

RESPONSE: The subject discussion on page 42 of Amendment No. 1 has been revised to disclose that the Company currently has $11.17 million available under its revolving credit facility.

32.	Please tell us whether you have purchased in the past, or in the future plan to purchase, variable life insurance policies or fractional interests in life insurance policies.

RESPONSE: We have not in the past purchased, and we have no plans or intentions to purchase in the future, variable life insurance policies or fractional interest in life insurance policies. Furthermore, we have not in the past offered, nor do we have any plans to offer, for sale any fractional interests in life insurance policies that we own or that we propose to own.

33.	Please tell us whether you intend to engage in any life insurance securitizations in the future.

RESPONSE: We have no present intention to engage in any securitization transactions.

Our Portfolio and Operations, page 43

34.	Please disclose whether you track concentrations of the same pre-existing medical conditions among insured individuals. If so, please disclose the any concentrations over ten percent and the respective percent of your portfolio that the respective concentration represents.

RESPONSE: The subject discussion on page 46 of Amendment No. 1 has been revised to state that the Company tracks concentrations of pre-existing medical conditions among insured individuals based on primary disease categories indicated by life expectancy reports and that cardiovascular disease, representing approximately 25% of the Company’s portfolio, is the only primary disease category that represents more than ten percent of the portfolio.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

35.	Please expand your disclosure in your Life Insurance Portfolio Summary table to provide the average annual cost of premiums per policy.

RESPONSE: We have revised the table to add a row disclosing the average annual premium per policy as a percentage of the face value of the policy (which figure is 2.95%). Please see page 46 of the prospectus.

Pricing Life Insurance Policies, page 49

36.	You disclose that for your pricing of life insurance policies you use pricing software originally developed by Milliman USA and now owned by Modeling Actuarial Pricing Systems, Inc. Please disclose the material terms of your relationship with these parties and file any relevant agreements. Alternatively, please provide us with an analysis which supports your conclusion that you are not substantially dependent on your agreement with these parties.

RESPONSE: The Company is aware of other providers of software that can be used to price life insurance policies. The Company also believes that it has the capability to internally develop software that would allow it to price life insurance policies for purchase. As a result, the Company believes that it is not substantially or materially dependent on its agreement with Modeling Actuarial Pricing Systems.

37.	Please revise to clarify what you mean by an “optimized” premium schedule.

RESPONSE: An optimized premium schedule simply means a payment schedule that provides for the payment of the minimum amount to keep the related life insurance policy in force. We have revised the disclosure to eliminate the jargon and provide more clarity.

Government Regulation, page 53

38.	Please disclose the states in which you are licensed to conduct life settlement transactions and the states in which you cannot conduct life settlement transactions.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

RESPONSE: We have added both narrative disclosure and a table setting forth the states in which we can operate directly, or through providers, and have also identified those states in which we cannot presently operate either directly or through other licensed providers. Please see page 57 of the prospectus.

39.	Please expand your disclosure to address the effect on your business of the potential application of securities laws by state and federal regulators to your purchases of life insurance policies.

RESPONSE: In response to your comment, we have added extensive disclosure that is similar but not identical to the disclosure we had previously included among our risk factors.

Management, page 55

40.	Please disclose the years in which Mr. Gangelhoff worked at Northern Metal Recycling in the capacity as chief financial officer and the years in which he worked at Kuhlman Company in the capacity as chief financial officer.

RESPONSE: Mr. Gangelhoff worked at Northern Metal Recycling as its chief financial officer from 2006-2008, and at Kuhlman Company as its chief financial officer from 2003-2006. We have revised Mr. Gangelhoff’s biography to include this information.

41.	You disclose that Mr. Tyrrell has held directorships in a number of financial service companies with a particular focus on the life insurance finance industry for the past several years. Please revise to disclose the name of the companies Mr. Tyrrell has held directorships, including any other directorships held during the past five years, in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. See Item 401(e)(2) of Regulation S-K.

RESPONSE: Mr. Tyrell has not served on the board of directors of any company with a class of securities registered under Section 12 of the

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

Securities Exchange Act of 1934 (or subject to reporting pursuant to Section 15(d) of that Act).

42.	Please expand your disclosure for Messrs. Tyrell, Zipkin and Fink to disclose the month and year in which each director was elected and state their respective term of office as director.

RESPONSE: We have revised the disclosure to include the requested information regarding the election dates and terms of office for each director.

43.	Please expand your disclosure to identify each director that is independent under the independence standards applicable to you. See Item 407(a) of Regulation S-K.

RESPONSE: We have added three additional paragraphs at the very end of “Management—Directors and Executive Officers,” which contains the required disclosure regarding independence.

Executive Compensation, page 59

Employment Agreements and Change-in-Control Provisions, page 59

44.	Please file copies of your employment and loan repayment agreements with your officers as exhibits to this registration statement.

RESPONSE: The Company intends to file these agreements as exhibits to a subsequent amendment to the Registration Statement and in any event prior to requesting acceleration of the Registration Statement’s effective date. We acknowledge that the Commission’s staff may have additional comments based on its review of these exhibits.

45.

You disclose on page 59 that under the prior arrangements and through June 13, 2011, advances aggregating approximately $981,167 were made to Jon R. Sabes with cumulative interest owed of $114,496, $287,500 to Paul A. Siegert with cumulative interest owed of $22,708, and $861,976 to Steven F. Sabes with cumulative interest owed of $94,438. These loans appear to violate Section 402 of the Sarbanes-Oxley Act and Section 13(k) of the Securities Exchange Act. Please expand your disclosure to disclose

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

the violation of Section 402 of the Sarbanes-Oxley Act and Section 13(k) of the Securities Exchange Act and the effect of this violation in your registration statement. Alternatively, please provide us with a detailed analysis which supports your conclusion that these loans do not violate Section 402 of the Sarbanes-Oxley Act and Section 13(k) of the Securities Exchange Act.

RESPONSE: Messrs. Siegert and Steven F. Sabes and Jon R. Sabes have agreed to repay to the Company the outstanding advance amounts, and such repayments will occur prior to the Company requesting acceleration of the Registration Statement’s effective date. We have made appropriate revisions to the prospectus in this regard. See Footnote 1 to the Summary Compensation Table, the description of employment agreements and the related party transaction disclosures on pages 64-65 of Amendment No. 1. Upon repayment of outstanding advance amounts, the Company will further revise these disclosures to reflect such repayment. Amendment No. 1 also includes a new risk factor, on page 27, related to the potential violation of Section 402 of the Sarbanes-Oxley Act and Section 13(k) of the Securities Exchange Act.

Related-Party Transactions, page 60

46.	On page F-20, you disclose that you conduct your operations in facilities sublet from a related party. Please disclose the information required by Item 404(d) of Regulation S-K in this section and file a copy of the lease agreement.

RESPONSE: The discussion of related party transactions has been revised to disclose the information regarding the Company’s sub-sublease from a related party. See page 66 of Amendment No. 1. The subject agreement itself is also being filed as Exhibit 10.10 to Amendment No. 1.

Description of the Debentures, page 64

47.	On pages 20 and 73, you disclose that terms of the debentures relate to whether a default under the credit facility has occurred. Please expand your disclosure to disclose all the material terms of your credit facility, including the maturity, termination and default provisions.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

RESPONSE: The description of the debentures, on page 80 of Amendment No. 1, has been revised to disclose all the material terms of the Company’s credit facility, including the maturity, termination and default provisions.

48.	You state on page 68 that holders of the debentures may elect repayment of their debentures and use all or part of the proceeds to purchase new debentures with a different term or principal amount. Please be advised that the issuance of any new debentures is not covered by this registration statement and will necessitate the filing of a new registration statement. Please revise your disclosure accordingly.

RESPONSE: Please be advised that, if holders of the debentures elect repayment and use all or part of the proceeds to purchase new debentures, the new debentures will have maturity lengths and other terms as described in the prospectus at the time the registration statement becomes effective, with interest rates as described in the most recent prospectus supplement or post-effective amendment that has been declared effective. In other words, the holder would be purchasing debentures that are among the securities that are being continuously offered by the company on the shelf registration statement. For example, upon repayment of a debenture with a two-year maturity, the holder might elect to invest the proceeds in a new debenture with a three-year maturity, with an interest rate as described in the most recent prospectus supplement.

As set forth in our response to Comment 6, and for the reasons set forth therein, we do not believe the fact that the interest rates on the continuously-offered debentures will change from time to time creates a new security, the offering of which would be required to be registered on a new registration statement. Therefore, we believe the disclosure is accurate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of business and summary of significant accounting policies

Bridge loans, page F-8

49.	Please revise your disclosure to discuss what types of loans are included in the bridge loans. In addition, please expand your disclosure regarding

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

the allowance for bridge loan losses to state the type and number of loans for which the allowance was established and whether or not the loan loss allowance was recovered when bridge loans were sold in 2010.

RESPONSE: The Company has revised its disclosure on page F-8 of Amendment No. 1 to describe the bridge loans and to include specified information regarding the allowance for bridge loan losses.

Life Settlements, page F-9

50.	You disclose on page 33, “origination fees are not reflected on our income statement due to the fact that fees received by us are offset by the purchase price of related life insurance policies.” Based on your disclosure it appears that the origination fee offsets the purchase price of the policy. Please expand your disclosure to clarify how you determine the purchase price of the initial investment in life settlement contracts and tell us how this purchase price and your accounting for the origination fee complies with ASC 325-30.

RESPONSE: The Company has revised its disclosure on page 35 of Amendment No. 1 to clarify that origination fees are not reflected on its income statement or balance sheet in accordance with ASC 325-30 because the initial investment is recorded at the transaction price, including direct acquisition costs, under the fair value method. Origination fees, as intra-company costs, are not included in the transaction price for policies.

Note 5. Fair value definition and hierarchy, page F-14

51.	Please refer to your sensitivity analysis on page F-16. It appears that a two percent change in the discount rate does not appear to be reasonably likely based on the historical discount rates disclosed on page F-15. Please revise to disclose outcomes that are reasonably likely to occur or explain to us your basis that a two percent change is reasonable likely.

RESPONSE: The Company has recalculated the sensitivity analysis using a one percent change in the discount rate and has revised its disclosure on Page F-16 accordingly.

Note 6. Notes receivable from related parties, page F-16

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

52.	Please revise your disclosure to explain why effective January 1, 2011 interest income is treated as guaranteed payments to members and classified as compensation. Also, please tell us the relevant accounting literature to support the classification of these loans and related interest as a component of equity.

RESPONSE: The Company has revised its disclosure on page F-16 of Amendment No. 1 to explain its treatment of interest income as guaranteed payments to members and its associated classification as compensation.

53.	Please revise your disclosure to discuss the types of related party receivables totaling over $5 million that have been fully reserved. Disclose the amount of time these receivables have been outstanding and the amount of bad debt expense related to these receivables for each period presented.

RESPONSE: The Company has revised its disclosure on page F-16 of Amendment No. 1 to discuss the related party receivables that have been fully reserved and disclose the amount of bad debt expense related to these receivables for the periods presented.

Note 11. Income taxes, page F-19

54.	Please disclose the expected impact on your financial position and statement of operations as a result in the change of your tax status on June 10, 2011. Refer to ASC 740-10-50-4.

RESPONSE: Page F-19 of Amendment No. 1 has bee revised to disclose the expected impact on the Company’s financial position and statement of operations as a result in the change of its tax status.

Note 14. Guarantees of secured debentures, page F-20

55.	If true, please revise you disclosure to state that GWG Life is a wholly owned subsidiary of GWG Holdings and that the payment of principal and interest is fully and unconditionally guaranteed by GWG Life.

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

RESPONSE: The Company has revised its disclosure, on F-20 of Amendment No. 1, to state that GWG Life is a wholly owned subsidiary of GWG Holdings and the payment of principal and interest under the secured debentures is fully and unconditionally guaranteed by GWG Life.

Part II

Item 16. Exhibits and Financial Statement Schedules

56.	Please file your statement of eligibility and qualification under the Trust Indenture Act of 1939 of corporations designated to act as trustees on Form T-1 as an exhibit to this registration statement.

RESPONSE: The Company will file its statement of eligibility and qualification under the Trust Indenture Act of 1939 of corporations designated to act as trustees on Form T-1 as an exhibit to the subsequent amendment to the Registration Statement.

Exhibit 23.1

57.	The auditor’s report on page F-1 is dated June 13, 2011 yet the report date referenced in their consent is June 14, 2011. Please revise the consent to correct the discrepancy.

RESPONSE: The date of Mayer Hoffman McCann’s P.C.’s audit report is June 14, 2011, and page F-1 of Amendment No. 1 has been amended to reflect that date.

Signatures

58.	Your filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-1. If Jon Gangelhoff, your chief financial officer, also serves as your controller or principal accounting officer, his signature should be captioned as such in your amended filing.

RESPONSE: Jon Gangelhoff, the Company Chief Financial Officer, serves as both the Company’s principal financial officer and principal accounting

Jeffrey Riedler

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

July 25, 2011

officer. Accordingly, his signature has been captioned as such on the signature page to Amendment No. 1.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Regards,

/s/ Paul D. Chestovich

Paul D. Chestovich, Esq.

cc: (via email):	Jon R. Sabes
Jon Gangelhoff
Martin R. Rosenbaum
Alan M. Gilbert